Exhibit 99.7

Data for a director (who is not a corporation) or an individual serving on behalf of a corporation which is a director

As at the date of this report, the director whose details appear below is serving in the Company:

A.

1.

Family name and first name: Eran Schwartz

Type of identification number: I.D. number

Identification number: 59224121

Citizenship / Country of incorporation or registration: private person with an Israeli citizenship

2.	Date of birth: 09/06/1965

3.	Address for service of court documents: 12 Ramat Yam St. Herzliya Pituah

4.	Position to which he was appointed: Chairman of the board

5.	Date of assuming office: 18/07/2006

6.	Academic education:

Degree	Field	Name of university
Master	MBA	Tel Aviv University
Bachelor	Management and economy	Tel Aviv University

7.	Principal occupation in the past 5 years:

Position held	Place of work	Duration
CEO	I.D. Federman Holdings Ltd.	January 1998
CEO + Director	Israel Petrochemical Enterprises Ltd.	November 1999

8.	To be filled in if appointed as a substitute director:

Appointed as substitute of	Term of office:

9.	The director is a director in another corporation.

Modgal Ltd. and companies from Modgal Group, Israel Petrochemical Enterprises Ltd., Camera Corps, Scailex Vision (Tel-Aviv) Ltd. Avgol Industries 1953 Ltd. and Globcom Investments Ltd.

10.	The director is an employee of the Company, or its subsidiary or related company or of an interested party in it.

I.D. Federman Holdings Ltd., Modgal Ltd., Modgal Industries (99) Ltd., Israel Petrochemical Entreprice Ltd.

11.	The director is not a relative of another interested party in the Company.

12.	The director does not hold shares and convertible securities of the Company, of its subsidiary or related company.

13.	The director is a member of a committee or committees of the board of directors:

Investment committee

14.	The director is an expertise in accounting and finance (as defined in the directives of the Authority pursuant to Section 36A of the Securities Authority, 1968).

B.

1.

Family name and first name: Irit Ben Ami

Type of identification number: I.D. number

Identification number: 056794852

Citizenship / Country of incorporation or registration: private person with an Israeli citizenship

2.	Date of birth: 15/04/1961

3.	Address for service of court documents: 39 Chipman St. Raanana

4.	Position to which he was appointed: Director

5.	Date of assuming office: 18/07/2006

6.	Academic education:

Degree	Field	Name of university
Bachelor	Economics and accounting	Haifa University

Other education and professional diplomas:

Accountant

7.	Principal occupation in the past 5 years:

Position held	Place of work	Duration
Chief Financial Officer	Clalit Health services	3 years

8.	To be filled in if appointed as a substitute director:

Appointed as substitute of	Term of office:

9.	The director is a director in another corporation.

Eldan Tech Ltd., Adontech Ltd.,

10.	The director is not an employee of the Company, of its subsidiary or related company or of an interested party in it.

11.	The director is not a relative of another interested party in the Company.

12.	The director does not hold shares and convertible securities of the Company, of its subsidiary or related company.

13.	The director is a member of a committee or committees of the board of directors:

Audit Committee

14.	The director does have expertise in accounting and finance (as defined in the directives of the Authority pursuant to Section 36A of the Securities Authority, 1968).

C.

1.

Family name and first name: Arie Ovadia

Type of identification number: I.D. number

Identification number: 78284338

Citizenship / Country of incorporation or registration: private person with an Israeli citizenship

2.	Date of birth: 25/12/1948

3.	Address for service of court documents: 11 Hashomer St. Raanana

4.	Position to which he was appointed: Director

5.	Date of assuming office: 18/07/2006

6.	Academic education:

Degree	Field	Name of university
Doctor	Economics	University of Pennsylvania USA

Other education and professional diplomas:

7.	Principal occupation in the past 5 years:

Position held
Consultant to Company’s
A member in the institution of standardization accounting

8.	To be filled in if appointed as a substitute director:

Appointed as substitute of	Term of office:

9.	The director is a director in another corporation.

Elite Industries Ltd., Participation in Assets Ltd., Ordea Print Industries Ltd., TadiranCommunication Ltd., Mehadrin Ltd., Carmel Olefins., Giron Ltd., Destiny Ltd.,

10.	The director is not an employee of the Company, of its subsidiary or related company or of an interested party in it.

11.	The director is not a relative of another interested party in the Company.

12.	The director does not hold shares and convertible securities of the Company, of its subsidiary or related company.

13.	The director is a member of a committee or committees of the board of directors:

Investment Committee

14.	The director does have expertise in accounting and finance (as defined in the directives of the Authority pursuant to Section 36A of the Securities Authority, 1968).

D.

1.

Family name and first name: Modi Peled

Type of identification number: I.D. number

Identification number: 56092711

Citizenship / Country of incorporation or registration: private person with an Israeli citizenship

2.	Date of birth: 21/10/1959

3.	Address for service of court documents: 47 Hanesher St. Raanana

4.	Position to which he was appointed: Director

5.	Date of assuming office: 18/07/2006

6.	Academic education:

Degree	Field	Name of university
Bachelor	Management and economy	Tel Aviv University
Master	MBA	Tel Aviv University

Other education and professional diplomas:

7.	Principal occupation in the past 5 years:

Position held	Place of work	Duration
CEO	Migdal PE	2002
Director and CEO	Pelgo Ltd.	1997-2006

8.	To be filled in if appointed as a substitute director:

Appointed as substitute of	Term of office:

9.	The director is a director in another corporation: Investment committee of Kagam Pension Fund

10.	The director is not an employee of the Company, of its subsidiary or related company or of an interested party in it.

11.	The director is not a relative of another interested party in the Company.

12.	The director holds shares and convertible securities of the Company, of its subsidiary or related company.

2,300 shares

13.	The director is a member of a committee or committees of the board of directors:

Audit Committee

14.	The director is expertise in accounting and finance (as defined in the directives of the Authority pursuant to Section 36A of the Securities Authority, 1968).

E.

1.

Family name and first name: Yoav Biran

Type of identification number: I.D. number

Identification number: 007935836

Citizenship / Country of incorporation or registration: private person with an Israeli citizenship

2.	Date of birth: 17/07/1939

3.	Address for service of court documents: 3/4 Oved St. Abu-Tor Jerusalem 93551

4.	Position to which he was appointed: External Director

5.	Date of assuming office: 20/12/2006

6.	Academic education:

Degree	Field	Name of university
Bachelor	General History and international relations	Hebrew University
Master	General History	Hebrew University

7.	Principal occupation in the past 5 years:

Position held	Place of work	Duration
Vice CEO	Israeli Foreign Ministry	3 years
CEO	Israeli Foreign Ministry	2 years

8.	To be filled in if appointed as a substitute director:

Appointed as substitute of	Term of office:

9.	The director is not a director in another corporation.

10.	The director is not an employee of the Company, of its subsidiary or related company or of an interested party in it.

11.	The director is not a relative of another interested party in the Company.

12.	The director does not hold shares and convertible securities of the Company, of its subsidiary or related company.

13.	The director is a member of a committee or committees of the board of directors:

Audit Committee

14.	The director does not have an expertise in accounting and finance (as defined in the directives of the Authority pursuant to Section 36A of the Securities Authority, 1968).

F.

1.

Family name and first name: Shalom Singer

Type of identification number: I.D. number

Identification number: 00660894

Citizenship / Country of incorporation or registration: private person with an Israeli citizenship

2.	Date of birth: 19/08/1946

3.	Address for service of court documents: 76 Levy Eshcol St. Tel Aviv

4.	Position to which he was appointed: Director

5.	Date of assuming office: 18/07/2006

6.	Academic education:

Degree	Field	Name of university
Bachelor	Accountant	Haifa University

7.	Principal occupation in the past 5 years:

Position held	Place of work	Duration
Special manager	Kagam Pension Fund, Ramat Gan	2 years
Executive Vice President	Elbit Medical Imaging Ltd. Tel Aviv	2.5 years
Investment Committee	the Profits Participating Policies	2006
of Clal Insurance Company

8.	To be filled in if appointed as a substitute director:

Appointed as substitute of	Term of office:

9.	The director is a director in another corporation.

Singer Barnea & Co Ltd., Robert Marcus Loss Adjusters Ltd., Scailex Vision (Tel-Aviv) Ltd., Israel Petrochemical Enterprises Ltd. and Scope-Metal Trading & Technical services Ltd.

10.	The director is not an employee of the Company, of its subsidiary or related company or of an interested party in it.

11.	The director is not a relative of another interested party in the Company.

12.	The director does not hold shares and convertible securities of the Company, of its subsidiary or related company.

13.	The director is a member of a committee or committees of the board of directors:

Audit committee, Investment committee, Remuneration Committee, Nominating Committee

14.	The director is expertise in accounting and finance (as defined in the directives of the Authority pursuant to Section 36A of the Securities Authority, 1968).

G.

1.

Family name and first name: Arie Silverberg

Type of identification number: I.D. number

Identification number: 42508754

Citizenship / Country of incorporation or registration: private person with an Israeli citizenship

2.	Date of birth: 21/11/1947

3.	Address for service of court documents: 56 Keren Hayesod St. Herzelia

4.	Position to which he was appointed: Director

5.	Date of assuming office: 18/07/2006

6.	Academic education:

Degree	Field	Name of university
Bachelor	Chemical Engineering	Technion, Haifa
Master	Chemical Engineering	Technion, Haifa

7.	Principal occupation in the past 5 years:

Position held	Place of work	Duration
Consultant	Gllencor	3 years
Manager Energy Field	Gllencor	3 years

8.	To be filled in if appointed as a substitute director:

Appointed as substitute of	Term of office:

9.	The director is a director in another corporation.

Granite Hacarmel Investments Ltd. and other subsidiaries and related company, Sonol Israel Ltd., Supergaz Israeli Company for distribution of Gas Ltd., Sonol Ltd., Oganim Beyarok Ltd., Tambour Ecologies Ltd., Boroglan Ltd.

10.	The director is not an employee of the Company, of its subsidiary or related company or of an interested party in it.

11.	The director is not a relative of another interested party in the Company.

12.	The director does not hold shares and convertible securities of the Company, of its subsidiary or related company.

13.	The director is a member of a committee or committees of the board of directors:

Investment committee

14.	The director does not have an expertise in accounting and finance (as defined in the directives of the Authority pursuant to Section 36A of the Securities Authority, 1968).

H.

1.

Family name and first name: Arie Zief

Type of identification number: I.D. number

Identification number: 009792482

Citizenship / Country of incorporation or registration: private person with an Israeli citizenship

2.	Date of birth: 30/03/1946

3.	Address for service of court documents: 22 Herzfeld St. Herzliya Pituah

4.	Position to which he was appointed: Director

5.	Date of assuming office: 18/07/2006

6.	Academic education:

Degree	Field	Name of university
Bachelor	Economy	Jerusalem University

7.	Principal occupation in the past 5 years:

Position held	Place of work	Duration
CEO	Dubek Ltd.	01/01/2003
Chairman of the board	Modgal Ltd.	1999-2003
Chairman of Bank Mizrahi Investments	Bank Mizrahi	2000-2003

8.	To be filled in if appointed as a substitute director:

Appointed as substitute of	Term of office:

9.	The director is a director in another corporation.

Carmel Olefins Ltd., Israel Petrochemical Enterprises Ltd., Ardalia Ltd., Scailex Vision (Tel-Aviv) Ltd.

10.	The director is not an employee of the Company, of its subsidiary or related company or of an interested party in it.

11.	The director is not a relative of another interested party in the Company.

12.	The director does not hold shares and convertible securities of the Company, of its subsidiary or related company.

13.	The director is a member of a committee or committees of the board of directors:

Remuneration Committee, Nominating Committee

14.	The director is expertise in accounting and finance (as defined in the directives of the Authority pursuant to Section 36A of the Securities Authority, 1968).

I.

1.

Family name and first name: Gerald Morris Dogon

Type of identification number: I.D. number

Identification number: 069688109

Citizenship / Country of incorporation or registration: private person with an Israeli citizenship

2.	Date of birth: 29/11/1939

3.	Address for service of court documents: 78 Hakidma St. Herzliya

4.	Position to which he was appointed: External Director

5.	Date of assuming office: 31/12/2003

6.	Academic education:

Degree	Field	Name of university
Bachelor	Management and Economy	Cape Town University South Africa

Other education and professional diplomas:

Course in International Business Management in Colombia University

7.	Principal occupation in the past 5 years:

Position held	Place of work	Duration
Director	Passave Inc.	During the first half of 2006
Director	Rosetta Genomics Ltd.	Second half of 2006

8.	To be filled in if appointed as a substitute director:

Appointed as substitute of	Term of office:

9.	The director is a director in another corporation.

Passave Inc., Rosetta Genomics Ltd., 10Bis.co.il Ltd.

10.	The director is not an employee of the Company, of its subsidiary or related company or of an interested party in it.

11.	The director is not a relative of another interested party in the Company.

12.	The director does not hold shares and convertible securities of the Company, of its subsidiary or related company.

13.	The director is a member of a committee or committees of the board of directors:

Audit Committee, Investment Committee, Remuneration Committee and Nominating Committee

14.	The director does have expertise in accounting and finance (as defined in the directives of the Authority pursuant to Section 36A of the Securities Authority, 1968).